UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akeena Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

009720103

(CUSIP Number)

June 4, 2010

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                                                  [   ]      Rule 13d-1(b)

                                                                                  [X]      Rule 13d-1(c)

                                                                                  [   ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

Exhibit Index: Page 9

CUSIP NO. 009720103	Page 2 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Angeleno Group, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,272,727
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,272,727
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,272,727

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

3.40%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. 009720103	Page 3 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Angeleno Group Management II, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,272,727
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,272,727
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,272,727

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

3.40%

12	Type of Reporting Person (See Instructions)
OO, IV

CUSIP NO. 009720103	Page 4 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Angeleno Investors II, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,272,727
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,272,727
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,272,727

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

3.40%

12	Type of Reporting Person (See Instructions)
PN, IV

CUSIP NO. 009720103	Page 5 of 10 Pages

Item	1(a)	Name of Issuer: Akeena Solar, Inc. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

16005 Los Gatos Boulevard
Los Gatos, California 95032

Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Angeleno Group, LLC;

ii)	Angeleno Group Management II, LLC; and

iii)	Angeleno Investors II, L.P.

Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

Item 2(c)	Citizenship:

i)	Angeleno Group, LLC is a Delaware limited liability company;

ii)	Angeleno Group Management II, LLC is a Delaware limited liability company; and

iii)	Angeleno Investors II, L.P. is a Delaware limited partnership.

Item	2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Shares”).

Item	2(e)	CUSIP Number:

009720103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP NO. 009720103	Page 6 of 10 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,272,727 Shares.

Item 4(b)	Percent of Class:

According to the Issuer’s Form 10-Q filed on May 3, 2010, the number of Shares outstanding as of April 30, 2010, was 37,462,926. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 3.40% of the total number of Shares outstanding .

Item 4(c)	Number of shares as to which such person has:

Angeleno Group, LLC
(i)	Sole power to vote or direct the vote:	1,272,727
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,272,727
(iv)	Shared power to dispose or to direct the disposition of	0

Angeleno Group Management II, LLC
(i)	Sole power to vote or direct the vote:	1,272,727
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,272,727
(iv)	Shared power to dispose or to direct the disposition of	0

Angeleno Investors II, L.P.
(i)	Sole power to vote or direct the vote:	1,272,727
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,272,727
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6is not applicable.

CUSIP NO. 009720103	Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 009720103	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2010	Angeleno Group, LLC

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner

Date: June 14, 2010	Angeleno Group Management II, LLC

	By:	Angeleno Group, LLC, Its: Managing Member

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner

Date: June 14, 2010	Angeleno Investors II, L.P.

	By:	Angeleno Group Management II, LLC Its: General Partner

	By:	Angeleno Group, LLC, Its: Managing Member

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner

CUSIP NO. 009720103	Page 9 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of June 14, 2007, by and between Angeleno Group, LLC, Angeleno Group Management II, LLC and Angeleno Investors II, L.P	10

CUSIP NO. 009720103	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Akeena Solar, Inc.., dated as of June 4, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: June 14, 2007	Angeleno Group, LLC

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner

Date: June 14, 2007	Angeleno Group Management II, LLC

	By:	Angeleno Group, LLC, Its: Managing Member

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner

Date: June 14, 2007	Angeleno Investors II, L.P.

	By:	Angeleno Group Management II, LLC Its: General Partner

	By:	Angeleno Group, LLC, Its: Managing Member

	By:	/s/ Yaniv Tepper
Name: Yaniv Tepper
Title: Managing Partner